EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					Twelve Months Ended September 30,	Nine Months Ended September 30,
In thousands, except share data	2016	2015	2014	2013	2012	2017	2017
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,508	$37,918	$40,066	$40,825	$39,175	$36,309	$27,515
Other Interest	3,404	3,173	2,718	2,709	2,314	2,487	1,659
Amortization of Debt Discount and Expense	1,671	1,760	1,963	1,877	1,848	1,940	1,503
Capitalized Interest	—	—	—	—	—	1,634	1,634
Interest Portion of Rentals	2,048	1,976	2,302	1,910	1,864	2,449	1,893
Total Fixed Charges, as defined	$41,631	$44,827	$47,049	$47,321	$45,201	$44,819	$34,204
Earnings, as defined:
Net Income	$58,895	$53,703	$58,692	$60,538	$58,779	$62,819	$34,544
Taxes on Income	40,714	35,753	41,643	41,705	43,403	41,893	22,473
Fixed Charges, as above	41,631	44,827	47,049	47,321	45,201	44,819	34,204
Total Earnings, as defined	$141,240	$134,283	$147,384	$149,564	$147,383	$149,531	$91,221
Ratios of Earnings to Fixed Charges	3.39	3.00	3.13	3.16	3.26	3.34	2.67